Exhibit 99.18

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Highlander Silver Corp. (the “Company”)

2500 – 100 King Street W., P.O. Box #267

Toronto, Ontario

M5X 1A9

ITEM 2.	Date of Material Change

March 11, 2025

ITEM 3.	News Release

The news release was issued and disseminated via ACCESS Newswire on March 11, 2025.

ITEM 4.	Summary of Material Change

On March 11, 2025, the Company announced that it closed its previously announced bought deal private placement, pursuant to which the Company sold 23,000,000 common shares of the Company (the “Shares”) at a price of $1.40 per Share for aggregate gross proceeds of $32,200,000, which included the full exercise of the underwriters’ option (the “Offering”). The Offering was conducted by a syndicate of underwriters led by Ventum Financial Corp. (the “Lead Underwriter”) as lead underwriter and sole bookrunner and including BMO Nesbitt Burns Inc., Haywood Securities Inc., National Bank Financial Inc., Canaccord Genuity Corp., Stifel Nicolaus Canada Inc. and TD Securities Inc. (collectively, the “Underwriters”).

In connection with the Offering, the Underwriters received a cash fee in an amount representing 6.0% of the gross proceeds of the Offering.

ITEM 5.	Full Description of Material Change

On March 11, 2025, the Company announced that it closed its previously announced bought deal private placement, pursuant to which the Company sold 23,000,000 Shares at a price of $1.40 per Share for aggregate gross proceeds of $32,200,000, which includes the full exercise of the underwriters’ option. The Offering was conducted by the Underwriters, led by the Lead Underwriter, as lead underwriter and sole bookrunner.

The Company intends to use the net proceeds from the Offering to fund the advancement of exploration activities at the Company’s San Luis gold-silver project in Peru, as well as for working capital and general corporate purposes.

Certain directors, officers and insiders of the Company (the “Insiders”) participated in the Offering and purchased a total of 3,957,300 Shares. Participation by the Insiders in the Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the Insiders’ participation in the Offering in reliance of sections 5.5(a) and 5.7(a) of MI 61-101, respectively, on the basis that participation in the Offering by the Insiders did not exceed 25% of the fair market value of the Company’s market capitalization.

To the knowledge of the Company or any director or senior officer of the Company, after reasonable inquiry, no “prior valuations” (as defined in MI 61-101) in respect of the Company that relate to the Offering, or are relevant to the Offering, have been prepared within 24 months preceding the date hereof. All of the terms and conditions of the Offering were reviewed and unanimously approved by the board of directors of the Company on February 20, 2025 and March 10, 2025.

The Shares are subject to a statutory hold period of four months and one day under applicable Canadian securities laws and the Company has entered into a customary lock-up pursuant to which it has agreed not to issue common shares for 120 days without the consent of the Lead Underwriter, subject to limited ordinary-course exceptions.

In connection with the Offering, the Underwriters received a cash fee in an amount representing 6.0% of the gross proceeds of the Offering.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the Offering, including statements with respect to the completion of the Offering and the anticipated use of the net proceeds therefrom; the future exploration plans of the Company, timing of future exploration, anticipated results of exploration and potential mineralization of the Company’s mineral projects. Such forward looking information or statements can be identified by the use of words such as “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this material change report. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Tom Ladner

General Counsel

Tel: (604) 638-1470

ITEM 9.	Date of Report

March 11, 2025

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